UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Brooge Energy Limited Appoints Firoze Kapadia as Board Member

On October 21, 2022, the Board of Directors (“Board”) of Brooge Energy Limited (the “Company”) appointed Firoze Kapadia as a Board Member of the Company. Prior to this appointment, Mr. Kapadia was the Chief Financial Officer at the Al Sayegh Group where he oversaw the preparation of consolidated financial statements and appropriate accounting policies and procedures at a group level. Mr. Kapadia was also responsible for ensuring staff technical training for the finance department.

On October 21, 2022, the Company issued a press release announcing the appointment of Mr. Kapadia as a Board Member. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated October 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: October 21, 2022	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer

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